EXHIBIT 99.1

Galapagos increases share capital through warrant exercises

Mechelen, Belgium; 19 September 2019, 22.01 CET; regulated information – Galapagos NV (Euronext & NASDAQ: GLPG) announces a share capital increase arising from warrant exercises.

Galapagos issued 301,745 new ordinary shares on 18 September 2019, for a total capital increase (including issuance premium) of €6,675,550.05.

Pursuant to the warrant exercise program of Galapagos’ executive committee, executive committee members automatically are committed to exercise a minimum number of warrants, subject to certain conditions. In accordance with the rules of this program, CEO Onno van de Stolpe exercised 15,000 warrants. Three other executive committee members exercised an aggregate number of 107,500 warrants and a member of our board of directors exercised 20,400 warrants.

In accordance with Belgian transparency legislation1, Galapagos notes that its total share capital currently amounts to €335,112,010.21, the total number of securities conferring voting rights is 61,953,831, which is also the total number of voting rights (the “denominator”), and all securities conferring voting rights and all voting rights are of the same category. The total number of rights (warrants) to subscribe to not yet issued securities conferring voting rights is 5,654,047 which equals the total number of voting rights that may result from the exercise of these warrants. Galapagos does not have any convertible bonds or shares without voting rights outstanding.

About Galapagos
Galapagos (Euronext & NASDAQ: GLPG) discovers and develops small molecule medicines with novel modes of action, three of which show promising patient results and are currently in late-stage development in multiple diseases. Our pipeline comprises Phase 3 through to discovery programs in inflammation, fibrosis, osteoarthritis and other indications. Our ambition is to become a leading global biopharmaceutical company focused on the discovery, development and commercialization of innovative medicines. More information at www.glpg.com.

Contacts

Investors:
Elizabeth Goodwin
VP Investor Relations
+1 781 460 1784

Sofie Van Gijsel
Director IR
+32 485 19 14 15
ir@glpg.com

Media:
Carmen Vroonen
Senior Director Communications & Public Affairs
+32 473 824 874

Evelyn Fox
Director Communications
+31 6 53 591 999
communications@glpg.com

Forward-looking statements

This release may contain forward-looking statements. Such forward-looking statements are not guarantees of future results. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any forward-looking statements in this document, unless specifically required by law or regulation.

1    Belgian Act of 2 May 2007 on the disclosure of major shareholdings in issuers whose shares are admitted to trading on a regulated market